UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GULF ISLAND FABRICATION, INC.

  (Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

402307102

(CUSIP Number)

Garrett Lynam
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
(203) 595-4552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 402307102	SCHEDULE 13D	Page 2 of 6 Pages

CUSIP No. 402307102		Page 2 of 6 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC 47-3106673
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,811,894 shares of Common Stock (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,811,894 shares of Common Stock (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,894 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of outstanding shares of Common Stock (2)
14		TYPE OF REPORTING PERSON OO

(1)       See Item 2 and Item 5.

(2)       This calculation is based upon 15,263,170 shares of common stock outstanding as of November 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed on November 5, 2019 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D	Page 3 of 6 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on March 22, 2018 (the “Original Schedule 13D”), as amended on April 6, 2018 (“Amendment No. 1”), on April 25, 2018 (“Amendment No. 2”), on November 6, 2018 (“Amendment No. 3”) and on November 21, 2019 (“Amendment No. 4”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4). The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) remains in full force and effect, except as specifically amended by this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of February 27, 2020, the Reporting Person had purchased an aggregate of 1,811,894 Shares over the course of various prior purchases totaling approximately $17.23 million.

Shares reported herein as beneficially owned by the Reporting Person may be held from time to time in margin accounts established with the Reporting Person's prime broker(s) or other broker dealers. Therefore, a portion of the purchase price for the Shares may be obtained through margin borrowing. Such Shares may be held by the Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. Eligible positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account. The Reporting Person used cash on hand (including cash from capital contributions made by one or more members of the Reporting Person) to fund the portion of the purchase price for the Shares that were not obtained through margin borrowing.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end of the response to Item 4:

As previously disclosed, on November 2, 2018, the Company entered into the Cooperation Agreement with Piton and Kokino. On February 25, 2020, the Company, Piton and Kokino entered into a First Amendment to the Cooperation Agreement (the “Amendment”), which will not be effective unless and until the Board re-nominates the Piton Designee (Robert Averick) for re-election to the Board as a Class II director for a three-year term at the 2020 Annual Meeting. Capitalized terms used but not defined herein have the meanings given to them in the Amendment or the Cooperation Agreement, as applicable.

Among other things, the Amendment will:

•	extend the “Termination Date” to the day that immediately follows the date of the 2021 Annual Meeting (if not earlier terminated as provided in the Cooperation Agreement); provided that if the Piton Designee is not elected to the Board by a majority vote of the shareholders at the Company’s 2020 Annual Meeting, the Cooperation Agreement, as amended by the Amendment, will terminate as of the close of business on the date of the 2020 Annual Meeting; and

CUSIP NO. 402307102	SCHEDULE 13D	Page 4 of 6 Pages

•	increase the Ownership Cap of the Company’s outstanding common stock that Piton is permitted to own from 12.5% to 15%.

The Cooperation Agreement will terminate on the Termination Date, as described in Section 17 of the Cooperation Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit B and incorporated by reference herein (See Item 7, Exhibit B).

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]

(a) and (b)	Sole Voting Power	1,811,894	11.9%

	Shared Voting Power	-0-	0%

	Sole Dispositive Power	1,811,894	11.9%

	Shared Dispositive Power	-0-	0%

	Aggregate Voting and Dispositive Power	1,811,894	11.9%

(c)	The Reporting Person did not enter into any transactions in the Shares within the past 60 days.

[1]	The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino. The Reporting Person is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent. Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person’s investment in the Shares. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person reporting on this Schedule 13D.

[2]	This calculation is based upon 15,263,170 shares of common stock outstanding as of November 5, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed on November 5, 2019 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D	Page 5 of 6 Pages

(d)	Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph as the penultimate paragraph in the response to Item 6:

On February 25, 2020, the Company, Piton and Kokino entered into the Amendment, the terms of which are described in Item 4 of the Schedule 13D. The Amendment is attached hereto as Exhibit B and incorporated by reference herein (See Item 7, Exhibit B).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B:	First Amendment to Cooperation Agreement dated February 25, 2020, by and among the Company, Piton and Kokino, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on February 26, 2020 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2020

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:	/s/ Douglas Kline
Douglas Kline
Chief Operating Officer